UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tamm Oil and Gas, Inc.

(Name of Issuer)

Common Stock,

(Title of class of Securities)

875100109

(CUSIP Number)

William Tighe

Suite 460, 734-7 Ave SW Calgary, AB, Canada T2P 3P8

(403) 975-9399

(Name of Filing Persons)

William Tighe

Suite 460, 734-7 Ave SW Calgary, AB, Canada T2P 3P8

(403) 975-9399

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4),check the following box [—]. Check the following box if a fee is being paid with this statement [—].

1.	Name of Reporting Person	William Tighe

	IRS Identification No. of Above Person	_____________

2.	Check the Appropriate Box if a Member of a Group	Not applicable

3.	SEC USE ONLY

4.	Source of Funds	00

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization	Canada

NUMBER OF	7. Sole Voting Power	22,975,000
SHARES
BENEFICIALLY	8. Shared Voting Power	0
OWNED BY
EACH	9. Sole Dispositive Power	0
REPORTING
PERSON WITH	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	22,975,000

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	( ) N/A

13.	Percent of Class Represented by Amount in Row 11	27%

14.	Type of Reporting Person	IN

15.	Name of Reporting Person	William Tighe

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of Tamm Oil and Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 460-730, 7TH AVENUE SW, CALGARY A0 T2P 3P8. The Issuer’s telephone number is (604) 614-8711.

ITEM 2. IDENTITY AND BACKGROUND.

(a) William Tighe is referred to herein as the “Reporting Person”.

(b) During the past five years, William Tighe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c) The Reporting Person is the Issuer’s Chairman of the Board/Director, which is located at the address listed in Item 1 above.

(d) SEC use only.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

On August 6, 2008, Sean Dickenson, our former Director, sold 22,750,000 shares of the Issuer to 1415177 Alberta Ltd., a corporation formed in accordance with the laws of the province of Alberta Canada and which is 100% owned and controlled by William Tighe, the Issuer’s Chairman of the Board/Director. The 22,750,000 shares were sold by Sean Dickenson to William Tighe for an aggregate price of $10.00.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person intends to hold the securities of the Issuer for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 22,750,000 shares of common stock of the Issuer, representing approximately 27% of the Issuer's outstanding shares of common stock. The Reporting Person indirectly beneficially owns all of such 22,750,000 shares, which are held in the name of 1415177 Alberta Ltd., a corporation formed in accordance with the laws of the province of Alberta Canada. 1415177 Alberta Ltd is 100% owned and controlled by William Tighe.

(b) The Reporting Person, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by it as set forth in Item 5(a) hereof.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In accordance with a written agreement between the Reporting Person and Sean Dickenson, the 22,750,000 shares were sold as described in Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 2008

Tamm Oil and Gas Corp.
By: /s/ William Tighe
Name: William Tighe